FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 10, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

09 April 2014

RBS announces an agreement with HMT to provide for the future retirement of the Dividend Access Share and revised State aid terms

The Royal Bank of Scotland Group plc ('RBS') is pleased to announce that it has entered into an agreement ('DAS Retirement Agreement') with Her Majesty's Treasury ('HMT') to provide for the future retirement of the Dividend Access Share ('DAS'). The DAS Retirement Agreement sets out the process for removal of the DAS - a key element of the Government's 2009 capital injection into RBS and the associated European Commission approval of the State Aid package for the bank. Among other benefits, the retirement of the DAS will in future allow the Board of RBS to state more clearly a dividend policy to existing and potential investors.

Ross McEwan, RBS Group Chief Executive, said:

"Today's agreement is a vote of confidence in the progress we have made in rebuilding RBS and in our plan for the bank's future. We now need to get on with building an RBS that can earn the trust of our customers and help change UK banking for the better."

Background to the DAS

The DAS was created in 2009 when HMT injected £25.5 billion of equity into RBS in the form of B shares and RBS entered into the Asset Protection Scheme ('APS') and the Contingent Capital Facility ('CCF') with HMT. The DAS was created to provide preferential dividend rights to HMT on the new capital support provided. RBS exited the APS in October 2012 and, reflecting further progress on its capital plan, was able to terminate the £8 billion CCF with HMT in December 2013(1).

Summary of the DAS Retirement Agreement

In negotiations with HMT on the DAS Retirement Agreement, it has been agreed that RBS will pay HMT an initial DAS dividend of £320 million in 2014 (subject to conditions - see below). In order to retire the DAS, RBS would be required to pay a further £1.18 billion in DAS dividend(s) to HMT (subject to increase - see below).

As a result of the early termination of the CCF, RBS did not incur the final £320 million CCF fee that would otherwise have been due in respect of 2014. The net impact of this and the initial DAS dividend on RBS's Common Equity Tier 1 capital is therefore neutral.

If the independent shareholders of RBS approve the DAS Retirement Agreement:

•	Within 45 business days of such approval and subject to the satisfaction of certain other conditions, RBS will pay HMT an initial DAS dividend of £320 million.
•
A further £1.18 billion shall be payable to HMT (together with the initial dividend, the 'DAS Retirement Dividend Amount'), in the form of one or more further DAS dividends, at the discretion of the Directors and with flexibility as to timing.

•
Any unpaid portion of the DAS Retirement Dividend Amount will be subject to an increase of 5 per cent. per annum, calculated on a daily accruals basis from 1 January 2016, if such portion has not been paid before 1 January 2016 and an increase of 10 per cent. per annum, calculated on a daily accruals basis from 1 January 2021, on any part of the balance that has not been paid before 1 January 2021.

•	Once the DAS Retirement Dividend Amount (subject to any increase) has been paid, the DAS will lose its enhanced dividend rights and will become a single B share.
•	The mechanism whereby the DAS preferential dividend rights fall away following a DAS Share Price Trigger(2) will immediately be cancelled.
•	The expectation that RBS would repurchase B shares if it is "prudent and practicable" to do so will be removed.

Under the UK Listing Rules, the DAS Retirement Agreement is a related party transaction that requires approval by RBS's independent shareholders, excluding HMT. Accordingly, the Board intends to put the transaction to a vote of independent shareholders at a general meeting to be held on the same day as the next Annual General Meeting. A shareholder circular will be distributed in connection with the meeting in due course.

European Commission ('EC') State Aid terms revisions

In return for the rescue and restructuring support it received between 2008 and 2009, RBS was required to draw up a State aid restructuring plan in conjunction with HMT to submit to the EC. In accordance with the EC decision approving that restructuring plan, RBS was required to make a series of divestments and behavioural commitments.

While RBS has implemented all of the other divestments and behavioural commitments agreed in 2009, it was unable to meet the 31 December 2013 deadline for the divestment of the Williams & Glyn Business, which includes a combination of a branch network, customers, staff and supporting infrastructure in the United Kingdom, following Santander UK's decision not to proceed with the purchase of the business.

In addition, the DAS was an important factor in the EC's assessment of the State aid RBS received and was part of the basis for its approval of that support in 2009. It was therefore necessary for the proposal for the eventual retirement of the DAS to be notified to the EC by HMT and this was done by HMT at the same time as the request for the extension of the deadline for the divestment of the Williams & Glyn Business.

The EC concluded that the new arrangements for the eventual retirement of the DAS did not constitute new State aid and approved the changes to RBS's restructuring plan in its State Aid Amendment Decision of 9 April 2014. The key commitments made by HMT to the EC in connection with this approval are as follows:

•
RBS must divest the Williams & Glyn Business by initial public offering, whole business sale or tendering procedure for its entire interest. In the expected event of divestment by IPO, RBS must carry out this IPO before 31 December 2016 and complete the disposal of its entire interest in the Williams & Glyn Business by 31 December 2017.

•
Citizens Financial Group, Inc. ('Citizens') will be disposed of by 31 December 2016, with an automatic 12 month extension if market metrics indicate that an IPO or subsequent tranches of disposal cannot be completed in an orderly fashion or at a fair value. On 1 November 2013, RBS announced that it would accelerate the divestment of Citizens with a partial IPO and that it planned to fully divest the business by the end of 2016. The obligation under the State Aid Amendment Decision to dispose of Citizens is therefore in line with RBS's planned and publicly stated divestment timetable and already reflected in its capital and strategic planning.

The EC may require commitments from recipients of State aid in order to ensure the long-term viability of recipients of State aid, ensure adequate sharing of the burden of restructuring by recipients of State aid and their other investors and to remedy distortions to competition. While the disposal of Citizens is in itself a significant commitment, it is, as noted above, in line with RBS's existing timetable and capital plans. The Board has therefore accepted its inclusion as a formal commitment in light of the changes to its restructuring plan, viewed as a whole.

RBS has entered into a Revised State Aid Commitment Deed under which it undertakes to do all acts and things necessary to ensure that HMT is able to comply with the revised State aid commitments made by HMT to the EC. HMT's obligations to the EC and RBS's commitments under the Revised State Aid Commitment Deed will remain in effect even if the DAS Retirement Agreement is not approved by independent shareholders.

Rationale for retiring the DAS

Currently, no dividend may be paid on RBS's ordinary shares unless equivalent dividends are paid on the B shares and a dividend is also paid on the DAS. Under its current terms, the dividend payable on the DAS varies depending on the size of any ordinary share dividend and the number of B shares in issue. In combination, the DAS and the B shares entitle HMT to dividends calculated, broadly, as the greater of 7 per cent. of the aggregate issue price of all B shares issued to HMT (currently £1.785 billion, being equal to 7% of £25.5 billion) and 25% of the cash dividends paid on one ordinary share multiplied by the number of B shares issued to HMT (currently 51 billion).

The following table shows the dividends that would be payable (on an annual basis) on the B shares and the DAS for a range of illustrative dividends per ordinary share assuming the current number of ordinary shares and B shares in issue:

Ordinary Dividend per Share	1.0p	5.0p	10.0p	15.0p	20.0p
Total Ordinary Dividends (£ millions)	62	312	624	936	1,248
Total B Share Dividends (£ millions)	51	255	510	765	1,020
DAS Dividend (£ millions)	1,734	1,530	1,275	1,148	1,530
% of total dividends payable to public shareholders	1.2%	5.4%	9.5%	12.0%	12.0%

The large size of the dividend payable on the DAS and B shares (greater than the DAS Retirement Dividend Amount, even for relatively modest dividends on the ordinary shares) acts as a disincentive to the declaration of any dividend to shareholders as a whole and limits the future ability of RBS to distribute earnings and any excess capital to ordinary shareholders through dividends. The DAS's dividend entitlement continues until the DAS Share Price Trigger occurs as a result of the RBS ordinary share price trading at or above £6.50 for 20 or more dealing days in any period of 30 consecutive dealing days. This would require RBS's share price to more than double from today's levels; consequently the impediment to the declaration of ordinary dividends stemming from the current terms of the DAS could potentially exist for an extended period of time.

Through reaching agreement on terms to retire the DAS, RBS hopes to bring forward the point at which the Directors may provide clarity to RBS shareholders about RBS's future dividend policy. In addition, RBS's shareholders will have increased confidence in RBS's ability to resume ordinary share dividend payments once its capital position is appropriately strengthened, allowing them to benefit from the implementation of RBS's new strategy sooner than might otherwise have been feasible.

Although there is currently no intention to effect the retirement of the DAS or to resume ordinary share dividend payments in the short-term, the DAS Retirement Agreement will provide RBS with significant flexibility as to when the subsequent payment or payments leading to the final retirement of the DAS may be effected.

As part of the Acquisition and Contingent Capital Agreement entered into with HMT in 2009, RBS acknowledged an expectation it would repurchase B shares if prudent and practicable. HMT agreed with the EC that it would not sell B shares to RBS below 60p per B share for 2014 (equivalent to £6.00 per ordinary share) and 65p per B share thereafter (equivalent to £6.50 per ordinary share).

The DAS Retirement Agreement includes a provision removing the expectation originally set out in the Acquisition and Contingent Capital Agreement in 2009, as referred to above, that RBS would repurchase B shares if prudent and practicable. The removal of this repurchase expectation will provide greater flexibility over the future use of any surplus capital in the best interest of all shareholders.

The B shares will remain freely convertible by HMT into ordinary shares subject to a 75% limit imposed in order to ensure the continuing listing of the ordinary shares. The price restrictions on repurchasing B shares that HMT agreed with the EC referred to above do not apply to any repurchase of ordinary shares by RBS from HMT.

The Directors believe that establishing a means of retiring the DAS, thereby providing a clearer route to resuming dividends and normalising RBS's capital structure will, over time, increase the appeal of RBS's ordinary shares to a wider range of equity investors and may expedite the timeline for HMT to start reducing its shareholding in RBS.

For these reasons, the DAS Retirement Agreement is a further important milestone on the road back to full private ownership for RBS, building on December's cancellation of the CCF.

The Board of RBS has considered whether as an alternative to entering into the DAS Retirement Agreement, RBS could avoid paying any dividend on the DAS by not declaring any ordinary share dividends until such time as the DAS Share Price Trigger occurs and the dividend rights of the DAS fall away. Given the required increase in RBS's share price compared with today's level, this could take an extended period of time with the risk that it might extend significantly beyond the time when RBS might otherwise be generating surplus capital that it wished to pay in dividends to shareholders. The Board of RBS believes that the potential for paying dividends from excess capital is likely to arise before the DAS Share Price Trigger occurs. It also believes that the combined effect of paying the DAS Retirement Dividend Amount (subject to any increase) and of the acceleration of the potential future dividend payments that will be enabled by retiring the DAS, as compared to waiting for the DAS Share Price Trigger to be reached, is positive for shareholders in terms of net present value.

The DAS is an unusual capital instrument with no observable market price and few comparable securities against which its value may be assessed. In negotiating the terms of the DAS Retirement Agreement and the quantum of the DAS Retirement Dividend Amount the Board of RBS has considered a range of valuation methodologies and assessments of value to shareholders including both cash flow and option model methods based on a range of assumptions and taking into account the ability to elect when to pay the balance of the DAS Retirement Dividend Amount (subject to any increase). They have also taken into account the consequential benefits of providing a clear path to retiring the DAS described above.

The DAS Retirement Agreement allows RBS to secure a price now for any future retirement of the DAS. If RBS were instead to seek to agree a price for the DAS in the future, at a time when it might have a higher capital ratio and be in a better position than currently to resume ordinary share dividend payments, there a risk any price negotiated at that time might be higher than the price secured under the DAS Retirement Agreement.

RBS's management team is committed to delivering a stable and successful RBS that is capable of paying a dividend. With the DAS Retirement Agreement and the updated restructuring plan for RBS as approved by the EC on 9 April 2014, its ability to do so is enhanced.

The Board of RBS, which has been so advised by Morgan Stanley, considers that the DAS Retirement Agreement is fair and reasonable as far as RBS's shareholders are concerned. In providing its advice, Morgan Stanley has taken into account the Board's commercial assessments of the DAS Retirement Agreement.

Notes:

1.	Since 2008, RBS has paid more than £4 billion of fees to HMT in relation to the Government's capital support, including £2.5 billion of APS fees and £1.28 billion of CCF fees.
2.	The DAS Share Price Trigger occurs when the RBS ordinary share price trades at or above £6.50 for 20 or more dealing days in any period of 30 consecutive dealing days.

For further information

Investors Richard O'Connor Head of Investor Relations +44 (0) 207 672 1758	Media RBS Group Media Relations +44 (0) 131 523 4205

For further information on the DAS, B shares and the APS please see the Shareholder Circular and Notice of General Meeting in relation to accession to the Asset Protection Scheme and B share and Dividend Access Share issues (27th November 2009).

Link:http://rbs.hsprod.investis.com/download/other/Accession_asset_protection.pdf

Morgan Stanley & Co. International plc, ("Morgan Stanley") which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser to RBS, and no one else in connection with the DAS Retirement Agreement. In connection with such matters, Morgan Stanley, its affiliates and its and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than RBS for providing the protections afforded to their clients or for providing advice in connection with the DAS Retirement Agreement, the contents of this announcement or any other matter referred to herein.

Forward Looking Statements

This release contains 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions or by the forward looking nature of discussions of strategy, plans, targets and intentions. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The forward-looking statements contained in this release speak only as of the date of this announcement, and RBS does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events unless required to do so by applicable law, the Listing Rules or the DTRs. The information, statements and opinions contained in this release do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 April 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary